Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Dear [NAME]

As a valued customer, we wanted to provide you with information about the United Airlines and Continental Airlines merger agreement announced this morning. This merger of equals will create the world’s leading airline that is well-positioned to succeed in an increasingly competitive global and domestic aviation environment and brings significant benefits to our partners, as well as employees, customers, shareholders and communities.

Although announced today, the merger is expected to close in the fourth quarter of 2010, only after it is approved by shareholders of both companies, receives regulatory clearance and customary closing conditions are satisfied. Accordingly, pursuant to law, United and Continental will operate independently until then and continue to drive improvements in our respective businesses.

We will continue to provide services to our valued customers at the same high level of quality you have come to expect.

The new airline will be called United Airlines and the company will have the financial strength to invest in globally competitive products, upgrade technology and implement the best-in-class practices of both airlines. It will have its corporate and operational headquarters in Chicago and maintain a significant presence in Houston, which will be the combined airline’s largest hub.

By way of background, the merger will create the world’s most comprehensive route network, offering  exceptional international gateways to Asia, Europe, Latin America and the Middle East from anywhere in the United States. The new airline is expected to serve more than 144 million passengers per year and fly to 370 destinations in 59 countries. The combined company will have ten hubs, including hubs in the four largest cities in the United States, and will continue to provide service to all U.S. cities currently served by either airline, including service to over 140 small metropolitan areas and communities.

Today is just the first step in the merger process and we are committed to obtaining the necessary approvals and clearance in a timely matter, as well as making a smooth transition to the new airline. Based on our ongoing codeshare and joint venture partnerships and collaboration in Star Alliance, we are confident that we can successfully and seamlessly integrate our companies.
.
As noted, until that time, United and Continental will be operating independently as competitors. Our contracts with you remain in force as written, and you should continue to work with your regular contacts at United. To continue our strong relationship, in the coming weeks and months your local sales teams and global strategic partner managers will keep you updated on progress and upcoming changes in a timely way. We look forward to continuing to work together.

You can read the press release and other general information on the merger at www.UnitedContinentalmerger.com. Regular updates will also be posted on that site.

Sincerely,

[NAME]

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.   INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Dear [NAME]

As a valued customer, we wanted to provide you with information about the United Airlines and Continental Airlines merger agreement announced this morning. This merger of equals will create the world’s leading airline that is well-positioned to succeed in an increasingly competitive global and domestic aviation environment and brings significant benefits to our partners, as well as employees, customers, shareholders and communities.

Although announced today, the merger is expected to close in the fourth quarter of 2010, only after it is approved by shareholders of both companies, receives regulatory clearance and customary closing conditions are satisfied. Accordingly, pursuant to law, United and Continental will operate independently until then and continue to drive improvements in our respective businesses.

We will continue to provide services to our valued customers at the same high level of quality you have come to expect.

The new airline will be called United Airlines and the company will have the financial strength to invest in globally competitive products, upgrade technology and implement the best-in-class practices of both airlines. It will have its corporate and operational headquarters in Chicago and maintain a significant presence in Houston, which will be the combined airline’s largest hub.

By way of background, the merger will create the world’s most comprehensive route network, offering  exceptional international gateways to Asia, Europe, Latin America and the Middle East from anywhere in the United States. The new airline is expected to serve more than 144 million passengers per year and fly to 370 destinations in 59 countries. The combined company will have ten hubs, including hubs in the four largest cities in the United States, and will continue to provide service to all U.S. cities currently served by either airline, including service to over 140 small metropolitan areas and communities.

Today is just the first step in the merger process and we are committed to obtaining the necessary approvals and clearance in a timely matter, as well as making a smooth transition to the new airline. Based on our ongoing codeshare and joint venture partnerships and collaboration in Star Alliance, we are confident that we can successfully and seamlessly integrate our companies.
.
As noted, until that time, United and Continental will be operating independently as competitors. Our contracts with you remain in force as written, and you should continue to work with your regular contacts at United. To continue our strong relationship, in the coming weeks and months your local sales teams and global strategic partner managers will keep you updated on progress and upcoming changes in a timely way. We look forward to continuing to work together.

You can read the press release and other general information on the merger at www.UnitedContinentalmerger.com. Regular updates will also be posted on that site.

Sincerely,

[NAME]

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.   INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Dear Valued Partner:

As one of our key strategic partners, we wanted to provide you with information about the United Airlines and Continental Airlines merger agreement announced this morning. This merger of equals will create the world’s leading airline that is well-positioned to succeed in an increasingly competitive global and domestic aviation environment and brings significant benefits to our partners, as well as employees, customers, shareholders and communities.

Although announced today, the merger is expected to close in the fourth quarter of 2010, only after it is approved by shareholders of both companies, receives regulatory clearance and customary closing conditions are satisfied. Accordingly, pursuant to law, United and Continental will operate independently until then and continue to drive improvements in our respective businesses. It is important that our supplier partners do the same and continue to provide services and goods at the usual high-quality level.

The new airline will be called United Airlines and the company will have the financial strength to invest in globally competitive products, upgrade technology and implement the best-in-class practices of both airlines. It will have its corporate and operational headquarters in Chicago and maintain a significant presence in Houston, which will be the combined airline’s largest hub.

By way of background, the merger will create the world’s most comprehensive route network, offering  exceptional international gateways to Asia, Europe, Latin America and the Middle East from anywhere in the United States. The new airline is expected to serve more than 144 million passengers per year and fly to 370 destinations in 59 countries. The combined company will have ten hubs, including hubs in the four largest cities in the United States, and will continue to provide service to all U.S. cities currently served by either airline, including service to over 140 small metropolitan areas and communities.

Today is just the first step in the merger process and we are committed to obtaining the necessary approvals and clearance in a timely matter, as well as making a smooth transition to the new airline. Based on our ongoing codeshare and joint venture partnerships and collaboration in Star Alliance, we are confident that we can successfully and seamlessly integrate our companies.

As noted, until that time, United and Continental will be operating independently as competitors. Our contracts with you remain in force as written, and you should continue to work with your regular contacts at United. During the period until closing and, as is your normal practice, information regarding your business relationship with United, such as price, terms or volumes, should be treated as confidential and not shared with the other airline or anyone else. We look forward to continuing to work together and are committed to keeping you advised as developments occur.

You can read the press release and other general information on the merger at www.unitedcontinentalmerger.com. Regular updates will also be posted on that site.

Sincerely,

Grace M. Puma

Senior Vice President - Strategic Sourcing, Chief Procurement Officer

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.   INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.